Exhibit 99.1

CytoMed Therapeutics Limited Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

Singapore, October 9, 2026 – CytoMed Therapeutics Limited (the “Company”) (NASDAQ: GDTC), a Singapore-based clinical stage biopharmaceutical company focused on harnessing its proprietary technologies to develop novel affordable donor-derived, cell-based allogeneic immunotherapies, today announced that on October 6, 2026, the Company received a notice from the staff of the Nasdaq Listing Qualifications department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that for the last 30 consecutive business days, the closing bid price of the Company’s ordinary shares (the “Ordinary Shares”) was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Nasdaq notification letter has no current effect on the listing or trading of the Company’s Ordinary Shares on Nasdaq.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days, or until April 5, 2027, to regain compliance under the Nasdaq Listing Rules. If at any time during the 180-day compliance period, the closing bid price of the Company’s Ordinary Shares is US$1.00 per share or higher for at least ten consecutive business days, Nasdaq will provide the Company with written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance by April 5, 2027, subject to the determination by the staff of Nasdaq, the Company may be eligible for an additional 180-day compliance period if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the minimum bid price requirement. In this case, the Company will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

The Nasdaq notification letter does not affect the Company’s business operations, and the Company intends to take all reasonable measures to regain compliance within the prescribed grace period.

About CytoMed Therapeutics Limited (CytoMed)

Incorporated in 2018, CytoMed was spun off from the Agency for Science, Technology and Research (A*STAR), Singapore’s leading research and development agency in the public sector. CytoMed is a clinical stage biopharmaceutical company focused on harnessing its licensed proprietary technologies, namely gamma delta T cell and iPSC-derived gamma delta Natural Killer T cell, to create novel cell-based allogeneic immunotherapies for the treatment of various human cancers. The development of novel technologies has been inspired by the clinical success of existing CAR-T therapies in treating haematological malignancies, as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into the treatment of solid tumours. For more information, please visit www.cytomed.sg and follow us on Twitter (“X”) @CytomedSG, on LinkedIn, and Facebook.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s plans to develop and commercialize its product candidates; the initiation, timing, progress and results of the Company’s current and future pre-clinical studies and clinical trials and the Company’s R&D programs; the Company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; the Company’s ability to successfully acquire or obtain licenses for additional product candidates on reasonable terms; the Company’s ability to establish and maintain collaborations and/or obtain additional funding and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Contact :

CytoMed Therapeutics Limited

enquiry@cytomed.sg

Attention : Evelyn Tan, Chief Corporate Officer